Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2006	2005
Earnings available to cover fixed charges:
Income from continuing operations	$8,677	$8,217
Interest expense	20,790	18,059
Minority interest convertible into Common Stock	503	510

Earnings available to cover net fixed charges	$29,970	$26,786

Fixed charges:
Interest expense	$20,790	$18,059
Interest capitalized	3,661	2,003

Fixed charges	$24,451	$20,062
Preferred stock dividends	4,468	4,468

Fixed charges and preferred stock dividends	$28,919	$24,530

Earnings available to cover fixed charges	$29,970	$26,786
Divided by fixed charges	$24,451	$20,062

Ratio of earnings to fixed charges	1.2x	1.3x

Earnings available to cover fixed charges	$29,970	$26,786
Divided by fixed charges and preferred stock dividends	$28,919	$24,530

Ratio of earnings to combined fixed charges and preferred stock dividends	1.0x	1.1x